SOUND POINT FLOATING RATE INCOME FUND

Supplement dated April 11, 2014 to the
Offering Memorandum dated November 27, 2012

We wish to inform you that the Boards of Trustees of Sound Point Floating Rate Income Fund (the “Current Trust”) and Trust for Advised Portfolios (the “New Trust”) have approved a plan of reorganization (the “Reorganization”) whereby the closed-end Sound Point Floating Rate Income Fund, (the “Fund”) will reorganize from the Current Trust into a newly created open-end series of the New Trust, a Delaware statutory trust.  The Reorganization, which is expected to be tax-free to the shareholders of the Fund and which is subject to a number of closing conditions, will entail the transfer of all of the assets and liabilities of the Fund out of the Current Trust and into a newly created open-end series of the New Trust.

In May of 2014, shareholders of the Fund will receive a combined proxy statement/prospectus which will contain pertinent details regarding the reasons why shareholders are encouraged to vote in favor of the Reorganization, including the Current Trust Board’s reasons for approving the Reorganization.  The proxy statement/prospectus will also describe to shareholders how to submit their vote in favor of the Reorganization.  If shareholders of the Fund approve the Reorganization, the Reorganization will take effect on or about June 16, 2014.

As of the close of business on April 11, 2014, the Fund is closed to all purchases of shares of the Fund.

Please retain this Supplement with the Offering Memorandum.